

2-1250 Waverley Street
Winnipeg, Manitoba, Canada R3T 6C6
Phone: 204-487-7412
Fax: 204-488-9823

MEDICURE TO PRESENT FINANCIAL RESULTS ON NOVEMBER 25, 2022 CALL at 8:30 AM ET FOR QUARTER ENDED SEPTEMBER 30, 2022

WINNIPEG, CANADA – (November 17, 2022) Medicure Inc. ("**Medicure**" or the "**Company**") (TSXV:MPH, OTC:MCUJF), a company focused on the development and commercialization of pharmaceuticals and healthcare products for patients and prescribers in the United States market, will present the Q3 Financial Results on a Conference Call on November 25, 2022 at 8:30 am Eastern Time. The Q3 Financials will be filed after closing the day before.

Conference Call Info:

Topic: Medicure's Q3 2022 Results

Call date: Friday, November 25, 2022

Time: 7:30 AM Central Time (8:30 AM Eastern Time)

Canada toll: 1 (416) 764-8659

North American toll-free: 1 (888) 664-6392

Passcode: not required

Webcast: This conference call will be webcast live over the internet and can be accessed from the Medicure investor relations page at the following link: www.medicure.com/investors

You may request international country-specific access information by e-mailing the Company in advance. Management will accept and answer questions related to the financial results and operations during the question-and-answer period at the end of the conference call. A recording of the call will be available following the event at the Company's website.

About Medicure Inc.
Medicure is a pharmaceutical company focused on the development and commercialization of therapies for the U.S. cardiovascular market. The present focus of the Company is the marketing and distribution of AGGRASTAT® (tirofiban hydrochloride) injection and ZYPITAMAG® (pitavastatin) tablets in the United States, where they are sold through the Company's U.S. subsidiary, Medicure Pharma Inc. Medicure also operates Marley Drug, Inc. ("Marley Drug"), a pharmacy located in North Carolina that offers an Extended Supply drug program serving all 50 states, Washington D.C. and Puerto Rico. Marley Drug® is committed to improving the health status of its patients and the communities they serve while reducing overall health care costs for employers and other health care consumers. For more information visit www.marleydrug.com. To learn more about The Extended Supply Generic Drug Program call 800.286.6781 or email info@marleydrug.com. For more information on Medicure please visit www.medicure.com. For additional information about AGGRASTAT®, please visit www.aggrastathdb.com or refer to the full Prescribing Information. For additional information about ZYPITAMAG®, please visit www.zypitamag.com or refer to the full Prescribing Information.

To be added to Medicure's e-mail list, please visit:
http://medicure.mediaroom.com/alerts

AGGRASTAT® (tirofiban hydrochloride) injection, ZYPITAMAG® (pitavastatin) tablets, and Marley Drug® are registered trademarks of Medicure International Inc.

For more information, please contact:
Dr. Albert Dr. Friesen
Chief Executive Officer
Tel. 888-435-2220
Fax 204-488-9823
E-mail: info@medicure.com
www.medicure.com